Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
lliad Holdings, Inc.
Commission File No.
     The following is an article published in the Houston Chronicle on February 7, 2007 containing an interview with Stephen Snider, President and Chief Executive Officer of Universal Compression Holdings, Inc., and John Jackson, President and Chief Executive Officer of Hanover Compressor Company:
Moneymakers
FIVE QUESTIONS WITH STEPHEN SNIDER AND JOHN JACKSON
Solid fit expected in merger of No. 1, No. 2
By KRISTEN HAYS
Copyright 2007 Houston Chronicle
Hanover Compressor Co. and Universal Compression Holdings, the nation’s first- and second-largest providers of equipment that raises the pressure of natural gas to push it through pipelines, this week announced plans to merge. The deal, slated to close in the third quarter, calls for a stock swap that will create a new company with a market capitalization of $3.8 billion.
Analysts largely approved, noting the combined company can save money by closing overlapping facilities and reducing overhead.
Universal, with about 3,000 employees, focuses on domestic natural gas contract compression services and holds a majority stake in a master limited partnership created last year to buy assets.
Hanover, with about 7,000 employees, has a broader domestic and international focus, providing natural gas compression services and equipment for oil and natural gas processing.
Universal CEO Stephen Snider will be CEO of the combined company, while Hanover CEO John Jackson will be a director. Both discussed the deal with reporter Kristen Hays before boarding a plane to spend the week meeting with employees in the Houston-based companies’ offices across the country.
Q: Why are you doing this?
A: Snider: We’ve grown to be about the same size, but our footprint is a bit different. We grew in different directions, so we thought if we put this together, we can be a formidable company.

Q: You say the combination will save $50 million by next year. Where will those savings come from, and will it include eliminating some positions?
A: Jackson: Some of it will come from eliminating positions. We’re both frankly short on employees, so we’ll eliminate positions, but the number of positions we eliminate will be lower than the number of people. We think attrition will take care of a lot of that for us. The savings will come not just through people, but by (consolidating) offices, reduced audit fees, filing fees, tax fees and a lot of things that are not necessarily just people-driven.
Q: Because both companies are the biggest U.S. suppliers of equipment used to make natural gas flow through pipelines, is there any concern that antitrust issues may be a potential roadblock?
A: Snider: No, there’s not a lot of concern. About two-thirds of compressors are owned by our customers and operated by them.
So while we’re about 70 percent of the contract compression business, it’s really only about 30 percent of the entire overall market, so we don’t think it’ll be an issue.
Q: Why do you say this combination will put you in a better position to compete globally?
A: Jackson: We’ll have savings, so we have additional cash to deploy.
Both our balance sheets will improve over time as assets are sold into the (master limited partnership that Universal created last year), freeing up capital to deploy internationally.
Second, internationally, if you double the size of the company, we can double the size of projects. So we think it puts us in a better position from a free cash-flow perspective and a risk perspective to grow internationally more aggressively.
Q: What will the name of the new company be?
A: Snider: If I knew that, I wouldn’t have to spend the next three months in agony trying to figure it out.
Jackson: We don’t know. The reason for the name change is to take both of the old cultures out of the equation and get all the new employees in a new mind-set.

Forward-Looking Statements
All statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Hanover’s and Universal’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding the result of the review of the proposed merger by various regulatory agencies and statements regarding the new combined company, including Hanover’s and Universal’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies; the strategies by which those cost savings and operating synergies will be achieved; and whether and when the transactions contemplated by the merger agreement will be consummated. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Hanover’s Annual Report on Form 10-K for the twelve months ended December 31, 2005 and Universal’s Transition Report on Form 10-K for the nine months ended December 31, 2005, and those set forth from time to time in Hanover’s and Universal’s filings with the Securities and Exchange Commission, which are available through Hanover’s and Universal’s websites at www.hanover-co.com and www.universalcompression.com. Hanover and Universal expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information and Where to Find It
In connection with the proposed Mergers, a registration statement of the new holding company, Iliad, which will include proxy statements of Universal and Hanover, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in the Solicitation
     Hanover and Universal and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.